UBS Asset Management (US) Inc.

Schedule III

Statement Regarding Rule 15c3-3 and Possession or Control

December 31, 2015

The Company is exempt from Rule 15c3-3 and the Possession or Control Rule of the Securities and Exchange Commission under the paragraph (k)(1) limited business (mutual funds and/or variable annuities only) exemption.